Exhibit 99.1

Michael Kors Holdings Limited Announces Pricing of Its Secondary Public Offering

Hong Kong — February 20, 2013 — Michael Kors Holdings Limited (NYSE: KORS) (the “Company”) today announced the pricing of the secondary offering of 25,000,000 ordinary shares by certain selling shareholders at a price of $61.50 per share. In addition, certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 3,750,000 ordinary shares. The secondary offering is expected to close on or about February 26, 2013.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. are joint book-running managers, and Robert W. Baird & Co. Incorporated, HSBC Securities (USA) Inc., Jefferies & Company, Inc., Nomura Securities International, Inc. and Piper Jaffray & Co. are co-managers for the offering. Lebenthal & Co., LLC and Telsey Advisory Group, LLC are also underwriters for the offering.

The shelf registration statement relating to these securities was effective upon filing with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering will be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and accompanying prospectus related to the offering may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone: 1-866-718-1649 or by emailing prospectus@morganstanley.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Megan Crudele

646-277-1214

jean.fontana@icrinc.com

Media:

ICR, Inc.

Alecia Pulman

203-682-8224

alecia.pulman@icrinc.com